Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on the Pre-Effective Amendment No. 1 to Form S-3 on Form S-1 of Alzamend Neuro, Inc. (the Company) of our report dated July 27, 2023, except for the effects of the reverse stock splits, as to which the date is July 30, 2024, (which includes an explanatory paragraph relating to the conditions and events that raise substantial doubt regarding the Company’s ability to continue as a going concern), relating to the financial statements of Alzamend Neuro, Inc., appearing in the Annual Report on Form 10-K for the year ended April 30, 2024.

We also consent to the reference to our firm under the heading "Experts" in such Prospectus.

/s/ Baker Tilly US, LLP

San Diego, CA

March 27, 2025